
Market Commentary

September 11, 2023

In August, the U.S. stock market retraced some of the prior two month's broad gains on investor fears that still-robust economic momentum may compel the Fed to hike again and keep interest rates "higher for longer." Accordingly, the 10-year Treasury yield climbed to a 16-year high of +4.34 percent before closing the month at +4.09 percent (rising again so far in September). Bond proxy stocks (e.g., utilities and consumer staples) fared the worst during the month, while energy was the only S&P 500 sector to generate a positive return as oil prices moved higher.

The S&P 500 Index backslid by -1.59 percent in August compared to the Russell 1000 Growth's -0.90 percent decline, bringing year-to-date returns to +18.73 percent and +32.17 percent, respectively. Led by a bounce in Nvidia shares, the so-called "Magnificent Seven" stocks (Alphabet, Amazon, Apple, Meta, Microsoft, Nvidia, and Tesla) significantly outperformed again in the back half of August. Year to date, those seven stocks produced a combined year-to-date return of +65.8 percent on a market-capweighted basis versus +7.1 percent for the rest of the S&P 500 Index.

Hoping for a Goldilocks scenario and a soft landing, investors flipped from worrying the economy will become too cold to worrying it is too hot. Led by a significant upside in July retail sales and industrial production versus the consensus expectation, the Citi Economic Surprise Index rose to its highest level since February 2021. We expect market volatility will rise into year-end, providing attractive opportunities for stock pickers.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Why the Federal Reserve should cut interest rates

March 21, 2023

Too much fiscal stimulus ($6.3 trillion) combined with widespread global lockdowns disrupted the fragile economic balance. Too much stimulus hampered a recovery by reducing the percentage of the population willing/needing to work which fueled labor shortage induced inflation.

A fiscal solution was needed to solve this core source of supply-shortage-related inflation. Specifically, legislation that focused on incentivizing people to work and for businesses to hire those that have been out of the workforce.

In the absence of a fiscal solution, the Federal Reserve took it upon itself to attack inflation. However, the Fed uses monetary tools geared toward impacting the demand side of inflation.

Unfortunately, the Federal Reserve was the last to recognize inflation was more than just transitory. So instead of raising rates slowly and ceasing printing trillions of dollars when the economy first reopened, the Fed didn't begin raising rates until a year ago after year-over-year inflation had surpassed 7%.

– View the Full Article

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*

Capital Gains Distributions

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